Form 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the
Securities Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(h)
of the Investment Company Act of 1940
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(Print or Type Responses)

1.	Name and Address of Reporting Person*

Cooney, Robert J. c/o Max Re Ltd. Ascot House

(Last) (First) (Middle)

28 Queen Street,

(Street)

Hamilton, Bermuda HM 11

(City) (State) (Zip)

2.	Issuer Name and Ticker or Trading Symbol

Max Re Capital Ltd. (MXRE)

3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4.	Statement for Month/Day/Year

11/29/02

5.	If amendment, Date of Original (Month/Day/Year)

6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)

☐ Director ☐ 10% Owner ☒ Officer (give title below) ☐ Other (specify below) Chief Executive Officer and President

7.	Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)

Common Shares Common Shares Common Shares Common Shares

2.	Transaction Date (mm/dd/yy)

11/22/02 11/26/02 11/29/02

2A.	Deemed Execution Date, if any (mm/dd/yy)

11/26/02 11/26/02 11/29/02

3.	Transaction Code (Instr. 8)

	Code P P P	V

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount (A) or (D)	Price

	6,000 A 4,000 A 15,000 A	$10.86 $11.17 $11.48

5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)

131,000 538,000

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

I I I(1) D

7.	Nature of Indirect Beneficial Ownership (Instr. 4)

Yenooc Ltd. Yenooc Ltd.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)

2.	Conversion or Exercise Price of Derivative Security

3.	Transaction Date (mm/dd/yy)

3A.	Deemed Execution Date, if any (mm/dd/yy)

4.	Transaction Code (Instr. 8)

	Code	V

5.	No. of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	(A)	(D)

6.	Date Exercisable and Expiration Date (mm/dd/yy)

	Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)

	Title	Amount or Number of Shares

8.	Price of Derivative Security (Instr. 5)

9.	No. of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3, & 4)

10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

11.	Nature of Indirect Benefical Ownership (Instr. 4)

Explanation of Responses:
(1)	Yenooc Ltd. is a company controlled by the reporting person.

By:	/s/ Robert J. Cooney	November 29, 2002
	Robert J. Cooney	Date
**Signature of Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Last update: 09/05/2002